

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Philip D. Moyer
President and Chief Executive Officer
EDGAR Online, Inc.
50 Washington Street
Norwalk, Connecticut 06854

> **Re:** **EDGAR Online, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 26, 2010**
> **File No. 001-32194**

Dear Mr. Moyer:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements and related financial information included in or incorporated by reference into the filing, as necessary, to comply with Rule 8-08 of Regulation S-X at the mailing date of the proxy statement.

2. Please revise to clearly indicate that the forms of proxy are preliminary copies. See Rule 14a-6(e)(1).

The Merger, page 1

Questions and Answers about the Merger, page 1

3. You currently repeat information in the "Questions and Answers about the Merger" section and the "Summary" section. The Q&A section should not repeat information that appears in the Summary section, and the Summary section should not repeat information

in the Q&A section. For purposes of eliminating redundancies and grouping like information together, please view your Q&A section and Summary section as one section. When revising these sections, please consider disclosing procedural information about the merger in the Q&A section and substantive information about the terms of the merger in the Summary section.

What is the merger?, page 1

4. You state in the last sentence of the second paragraph that the merger consideration is subject to adjustment following the closing of the merger. Please revise here and throughout the proxy statement to explain how any such adjustment will be effected.

5. You state in the second sentence of the third paragraph that shares of your common stock issuable to one employee of UBmatrix will not be subject to restrictions on vesting. Please disclose here and throughout the proxy statement the amount of shares of your common stock issuable to such employee. Please also discuss in "The Merger Transaction," or elsewhere as appropriate, your board of directors' reason(s) for exempting shares of your common stock issuable to such employee from restrictions on vesting.

What is the Series C stock purchase?, page 1

6. You state in the first sentence that each party with which you entered into the Series C Preferred Stock Purchase Agreement is also a stockholder of UBmatrix. Please disclose this information in each instance in the proxy statement where you discuss the parties to the Series C Preferred Stock Purchase Agreement. We note, for example, that in "Series C Stock Purchase Agreement" on page 11, you disclose the parties to the Series C Preferred Stock Purchase Agreement but do not disclose that such parties are also stockholders of UBmatrix.

Summary, page 6

7. Please move the "Summary" section in front of the "Questions and Answers about the Merger" section, such that the "Summary" section begins on the first or second page of the proxy statement. Refer to Item 14(b)(1) of Schedule 14A and Instruction 2 to Item 1001 of Regulation M-A.

The Companies, page 6

8. When describing the business of UBmatrix, please clarify the meaning of OEM partners and implementation partners.

The Merger, page 7

Listing of EDGAR Online Common Stock, page 10

9. You state in the second sentence that "shares issued to stockholders of UBmatrix will be held in escrow and therefore not available for immediate sale, and the shares to be issued to employees of UBmatrix, except in one case, will be subject to restrictions on vesting…" We note that elsewhere in the proxy statement you disclose that 1,622,042 shares of your common stock to be issued in the merger will be placed in an escrow account. Please revise your disclosure to describe those shares that will be placed in escrow. For example, if true, please revise your disclosure to clarify that all 1,495,032 shares of your common stock to be issued to UBmatrix's stockholders will be placed in an escrow account and are part of the 1,622,042 shares figure. Please also disclose whether the remaining shares to be escrowed are the shares to be issued in the merger to the one UBmatrix employee for which there will be no restrictions on vesting or otherwise describe the remaining 127,010 shares to be escrowed.

Interests of Certain of our Executive officers and Directors in the Merger, page 10

10. In the first sentence under this heading you state that "certain of [y]our directors and executive officers may have interests in the merger that differ from, are in addition to, or conflict with the interests of [y]our stockholders." Thereafter you discuss two such interests by way of example. Please expand your disclosure under this heading and on page 40 to describe in reasonable detail each of the benefits your directors and executive officers will receive if this transaction is completed that "differ from, are in addition to, or conflict with the interests of [y]our stockholders." See Item 5 of Schedule 14A.

The Merger Transaction, page 22

Background of the Merger, page 22

11. Refer to the first paragraph on page 23. In this paragraph, you disclose that "over that time, as the companies' strategies and businesses have evolved members of their respective management teams have occasionally engaged in discussions regarding potential strategic partnerships between the organizations." Please provide the disclosure required by Item 1005(b) of Regulation M-A. Please refer to Item 14(b)(7) of Schedule 14A.

12. Generally, revise this section to provide more complete description of the matters discussed and conclusions reached at the various meetings. While not intended as an exhaustive list, examples of disclosure that should be expanded include the following:

- how Mr. Moyer became aware that UBmatrix was considering offers to be purchased and that it would consider engaging in discussions with EDGAR Online as a part of that process;

- the material terms of the negotiations and how the consideration and other terms evolved over the course of the negotiation;

- the matter(s) discussed at the March 5, 2010 meeting;

- a summary of the material projections that the parties exchanged and relied upon, if any; and

- if material, the proposed changes to the structure of the transaction that the board instructed Mr. Moyer to pursue other than the capital sought from the UBmatrix investors.

Factors Considered by, and Recommendation of, the EDGAR Online Board of Directors, page 25

13. We note your disclosure in this section relating to the reasons and factors considered by your board of directors for approving the merger generally. Please also disclose either in this section or in "Background of the Merger," as appropriate, the factors considered, materials reviewed and any third-party advice received by your board of directors in determining the amount and type of consideration to be paid to UBmatrix's stockholders in the merger.

Other Factors Considered by the EDGAR Online Board of Directors, page 26

14. Please revise to include the other factors listed on page 26 in one of two lists. One of the lists should be factors that favor the merger and the other factors that do not favor the merger.

15. In this regard, the factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as "historical information concerning our and UBmatrix's respective businesses…" and "the prospects of our company as an independent company" should be expanded upon to explain how they were taken into account for this transaction. Please revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

Material United States Federal Income Tax Consequences to UBmatrix Stockholders, page 28

16. You discuss in the last sentence the merger's tax consequences on your stockholders. Accordingly, please revise the title of this section so as to not imply that this section only

discusses material United States federal income tax consequences to UBmatrix's stockholders.

EDGAR Online, Inc. and Subsidiaries Unaudited Pro Forma Condensed Combined Financial Statements, page 30

17. Please present your and UBmatrix's historical book value per share data as of the most recent fiscal year and interim period. Please also present pro forma book value per share data as of the same dates. See Item 14(b)(10)(i) of Schedule 14A.

The Merger Agreement, page 41

Treatment of UBmatrix Stock Options and Warrants, page 42

18. Under this sub-heading or in another appropriate place in your description of the merger agreement, please describe the treatment under the merger agreement of the outstanding convertible notes of UBmatrix.

Representations and Warranties, page 45

19. We note the disclaimers in the first paragraph regarding the accuracy and completeness of the representations and warranties in the merger agreement. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. Please be advised that notwithstanding the inclusion of general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Justin W. Chairman
       Morgan, Lewis & Bockius LLP